UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-6365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

APOGEE ENTERPRISES, INC.

401(K) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APOGEE ENTERPRISES, INC.

7900 Xerxes Ave S. Suite 1800,

Minneapolis, MN 55431

APOGEE ENTERPRISES, INC.

401(k) RETIREMENT PLAN

Financial Statements as of and for the

Years Ended December 31, 2005 and 2004,

Supplemental Schedule as of December 31, 2005, and

Report of Independent Registered Public Accounting Firm

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of Apogee Enterprises, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Minneapolis, Minnesota

July 12, 2006

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 and 2004

	2005	2004
PARTICIPANT DIRECTED INVESTMENTS	$181,599,934	$170,484,052

CONTRIBUTIONS RECEIVABLE:
Employer	3,408,999	3,263,928
Participants	158,438	151,945

Total contributions receivable	3,567,437	3,415,873

CASH	—	332,097

NET ASSETS AVAILABLE FOR BENEFITS	$185,167,371	$174,232,022

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 and 2004

	2005	2004
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	$174,232,022	$177,011,394

INCREASES (DECREASES) DURING THE YEAR:
Net realized and unrealized appreciation of investments	10,501,242	14,067,277
Interest and dividend income	2,588,723	1,630,182
Loan interest income	347,460	304,252
Employee contributions	7,573,111	6,958,188
Employer contributions	6,562,361	7,073,274
Rollover contributions	792,714	316,589
Distributions to participants	(17,390,612)	(33,426,031)
Transfer of plan assets from Tru Vue Local 73 Union Pension Plan	—	332,097
Administrative expenses	(39,650)	(35,200)

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$185,167,371	$174,232,022

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE

YEARS ENDED DECEMBER 31, 2005 and 2004

1.	SUMMARY DESCRIPTION OF THE PLAN

The following description of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the “Company”) for the benefit of all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On January 2, 2004, the Company completed the sale of one of its subsidiaries, Harmon AutoGlass. As a result of this sale and at the Company’s discretion, Company-contributed account balances vested 100% for participants from this group. As a result, many of the participants elected to receive these balances through distributions.

Effective December 31, 2004, the Tru Vue Local 73 Pension Plan (the “Tru Vue Plan”) was frozen and the assets were merged into the Plan. Effective January 1, 2005, Company contributions are made to the Plan for those eligible employees who are part of the Tru Vue Plan as outlined in the agreement between Tru Vue, Inc. and the General Service Employees Union, Local No. 1 of the Service Employees International Union, AFL-CIO (the “Union”) dated March 4, 2004 – March 3, 2007 (the “Union Agreement”). Also, as of January 1, 2005, participants of the Tru Vue Plan are allowed to make pretax contributions into the Plan. No Company matching contributions will be made on these employee pretax contributions.

Plan Administrator and Trustee - The Company has appointed a committee consisting of certain Company officers and employees to be the Plan administrator. State Street Bank and Trust (the “Trustee”) holds the Plan’s investments in a trust, executes investment transactions, and collects and allocates the related investment income based on employee elections.

Eligibility - Under the terms of the Plan, an employee scheduled to work 1,000 hours in a 12-month period shall be eligible to participate in the Plan upon attaining age 21 and completing 90 days of qualified service. Employees that are represented for collective bargaining purposes by the Union and meet the above eligibility requirements are also eligible to be participants in the Plan, effective January 1, 2005.

Contributions - Participants may elect to have 1% to 60% of their compensation withheld and contributed to their basic account in the Plan, subject to the Internal Revenue Service (“IRS”) pre-tax contribution limits. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. Participants can choose at any time to discontinue contributions. For the years ended December 31, 2005 and 2004, the Company contributed for eligible non-union participants an amount equal to 30% of the first 6% of base compensation that a participant contributes to the Plan.

Additionally, effective July 1, 2002, the Company contributes to non-union participants an amount determined as a percentage of the participant’s eligible compensation and years of service with the Company. In order to receive an annual contribution, the eligible participant must have completed 1000 hours of qualified service during the plan year and be an active employee on December 31. Employer contributions are 3 percent for less than 10 years of service, 4 percent for more than 10 years but less than 20 years of service, and 5 percent for 20 years or more of service. These Company contributions are designed to accumulate funds needed to provide retirement benefits to its employees.

Participants who are members of the Union do not have their employee contributions matched by the Company. The Company contributes to Union participants an amount determined by the Union Agreement. The Company made a contribution in the amount of $64,282 in 2005 and $68,575 in 2004 for eligible members of the Union, which is included within Employer Contributions Receivable on the Statement of Net Assets Available for Benefits. While none have been made to date, the Company may also make additional discretionary profit sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.

Participants may make daily elections as to the investment of their employee pre-tax and Company-match contributions. Participants have the opportunity to direct all money allocated to their accounts. Participants can choose among 11 mutual funds plus Company stock. These investment elections must be made in 1% increments with no more than 20% invested in the Apogee Stock Fund.

Vesting - Participants’ pre-tax contribution accounts are 100% vested at all times. Participants become 100% vested in their Company contribution accounts after completing three years of qualified service with the Company or in the event of death, disability, or retirement. Forfeitures of nonvested discretionary employer accounts and employer matching accounts are used to reduce the Company’s contribution. Forfeitures from participants were approximately $130,000 in 2005 and $190,812 in 2004.

Loans - The Plan allows participants employed by the Company to borrow up to 50% of the participant’s vested account balance, with a minimum of $500 and a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period. A participant’s loan is financed proportionately from the account balances held in each of the funds. Loan terms can be repaid in 1, 2, 3, 4, or 5 years or, in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the prime rate as represented in The Wall Street Journal on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant’s remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly.

Interest rates ranged from 6.25% to 8.00% for new loans issued in 2005. Participant loans of $6,628,539 and $5,270,640 were outstanding as of December 31, 2005 and 2004, respectively.

Distributions - Upon death, disability, termination of employment, or retirement, participants may elect a lump-sum payment from the Plan. An annuity option may be available if participants had money transferred into the Plan from the Apogee Enterprises, Inc. Retirement Plan, which was frozen on January 1, 2002, or from the Tru Vue Plan, which was frozen on December 31, 2004.

A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 70 1/2; however, a 5% or more owner of Company stock may not defer his or her distribution beyond age 70 1/2.

Employees may make withdrawals upon attainment of age 59 1/2. Early withdrawal from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the IRS. Employees may make one withdrawal per year from their supplementary contribution accounts without any reason being given.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan maintains its accounting records on the accrual basis of accounting. Transactions and assets of the Plan are accounted for using the following accounting policies:

a.	Investments, except for loans to participants, are valued at fair value provided by the trustee and based on quoted market prices obtained from national securities exchanges and other published sources. Loans to participants are valued at outstanding principal.

b.	Investment income is recorded on the accrual basis and dividend income on the ex-dividend date. The pro rata share of each fund’s investment income from the Apogee Enterprises, Inc. Retirement Trust (the “Trust”) represents the Plan’s proportionate share of investment income from the Trust for each fund. Investment income includes recognition and allocation of interest income, dividend income, and realized and unrealized gains and losses, based upon each participating plan’s share of the underlying net assets of the Trust.

c.	Deposits, withdrawals, and transfers by the participating plans are made at fair value when the transactions occur.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require the Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses – Administrative expenses of approximately $54,000 in both 2005 and 2004 relating to trustee and recordkeeping fees were paid by the Company for the Plan, at the Company’s discretion. All remaining expenses were paid by the Plan.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, are as follows:

	2005	2004
State Street Global Advisors Moderate Asset Allocation Fund*	$51,136,862	$49,810,380
State Street Global Advisors Principal Accumulation Return Fund*	29,011,818	26,766,616
Franklin Small Cap Growth Fund II	15,179,821	15,832,572
State Street Global Advisors S&P 500 Index Fund*	13,916,628	14,340,138
State Street Global Advisors Large Cap Value Fund*	14,599,426	13,694,517
Fidelity Advisor Diversified International Fund	13,195,371	10,200,183
Apogee Enterprises, Inc. Common Stock Fund*	11,787,290	10,171,557
State Street Global Advisors Mid Cap Fund*	10,318,892	9,072,209

*	Denotes party-in-interest

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common/Collective Funds
State Street Global Advisors Moderate Asset Allocation Fund*	$2,573,669
Apogee Enterprises, Inc. Common Stock Fund*	2,123,131
State Street Global Advisors Mid Cap Fund*	1,322,050
State Street Global Advisors Large Cap Value Fund*	1,229,938
State Street Global Advisors S&P 500 Index Fund*	636,564
State Street Global Advisors Aggressive Asset Allocation Fund*	314,070
State Street Global Advisors Bond Market Fund*	88,363
State Street Global Advisors Conservative Asset Allocation Fund*	48,340
State Street Global Advisors Principal Accumulation Return Fund*	—

Total Common/Collective Funds	8,336,125

Mutual Funds
Fidelity Advisor Diversified International Fund	1,478,438
Franklin Small Cap Growth Fund II	626,913
MFS Strategic Growth Fund (A)	59,766

Total Mutual Funds	2,165,117

Net appreciation of investments	$10,501,242

*	Denotes party-in-interest

4.	TAX STATUS

The Company received a favorable determination letter dated August 13, 2002 from the IRS stating that the Plan and related Trust are designed in compliance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Company and the Plan management believe the Plan is being operated in conformity with applicable requirements of the IRC, and as a result, no provision for income tax is believed necessary.

5.	PLAN TERMINATION

The Company and its subsidiaries have voluntarily agreed to make contributions to the Plan as specified in the Plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions set forth in ERISA. In the event that the Plan is terminated, all participant Company-contributed account balances, which normally vest over three years, would become 100 percent vested immediately.

6.	RELATED-PARTY TRANSACTIONS AND BALANCES

Certain Plan investments are shares of mutual funds managed by State Street Bank and Trust. State Street Bank and Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 706,481 and 743,747 units, respectively, of common stock of Apogee Enterprises, Inc., the sponsoring employer, with a cost basis of $7,048,733 and $7,015,821, respectively. During the year ended December 31, 2005 and 2004, the Plan recorded dividend income from its Apogee common stock of $188,259 and $191,958, respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2004:

2004
Net assets available for benefits per the financial statements	$174,232,022
Less: Deemed distributions of participant loans	(7,117)

Net assets available for benefits per the Form 5500	$174,224,905

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

2004
Benefits paid to participants per financial statements	$(33,426,031)
Add: Deemed distributions of participant loans	(7,117)

Benefits paid to participants per the Form 5500	$(33,433,148)

The following is a reconciliation of income per the financial statements to the Form 5500 for the year ended December 31, 2005:

2005
Income per financial statements	$13,089,965
Add: Deemed loan activity	7,117

Income per the Form 5500	$13,097,082

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

SCHEDULE	H, PART IV, LINE 4i - SCHEDULE OF ASSETS (Held At End of Year) DECEMBER 31, 2005

Description	Cost	Current Value
State Street Global Advisors Money Market Fund*	**	$252,085
State Street Global Advisors Principal Accumulation Return Fund*	**	29,011,818
State Street Global Advisors Bond Market Fund*	**	3,933,734
State Street Global Advisors S&P 500 Index Fund*	**	13,916,628
State Street Global Advisors Large Cap Value Fund*	**	14,599,426
MFS Strategic Growth Fund (A)	**	4,223,321
State Street Global Advisors Mid Cap Fund*	**	10,318,892
Franklin Small Cap Growth Fund II	**	15,179,821
Fidelity Advisor Diversified International Fund	**	13,195,371
State Street Global Advisors Conservative Asset Allocation Fund*	**	2,020,507
State Street Global Advisors Moderate Asset Allocation Fund*	**	51,136,862
State Street Global Advisors Aggressive Asset Allocation Fund*	**	5,395,640
Apogee Enterprises, Inc. Common Stock Fund*	**	11,787,290
Loans to participants, with interest ranging from 5.00% to 10.56%*	**	6,628,539

Total Investments		$181,599,934

*	Denotes party-in-interest.
**	Historical cost has been omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APOGEE ENTERPRISES, INC. 401(K) RETIREMENT PLAN

By:	APOGEE ENTERPRISES, INC., the Plan Administrator

By:	/s/ James S. Porter
James S. Porter
Chief Financial Officer

Date: July 13, 2006